[FedEx Corporation Letterhead]

April 16, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-1004

  Re:
  FedEx Corporation and Federal Express Corporation
  Withdrawal of Registration Statement on Form S-3 (File No. 333-74701)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), FedEx Corporation and Federal Express Corporation (the "Registrants") hereby respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrants' Registration Statement on Form S-3 (File No. 333-74701), filed with the Commission on March 19, 1999, as amended by Post-Effective Amendment No. 1, filed with the Commission on May 5, 1999, and all exhibits filed thereto (the "Registration Statement"). The Registrants have determined not to proceed with the registration and sale of the securities covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

        The Registrants request, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to FedEx Corporation's account for future use.

Best regards,
FEDEX CORPORATION
/s/ Andrew M. Paalborg Assistant Secretary and Staff Vice President—Securities and Corporate Law
FEDERAL EXPRESS CORPORATION
/s/ Andrew M. Paalborg Secretary